

July 6, 2011

<u>Via Email</u>
Joseph P. Mullaney
President and Chief Executive Officer
SofTech, Inc.
59 Lowes Way, Suite 401
Lowell, MA 01851

> **Re: SofTech, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 9, 2011**
> **File No. 333-174818**

Dear Mr. Mullaney:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update your financial statements pursuant to Rule 8-08(b) of Regulation S-X, if applicable.

<u>Prospectus Cover Page</u>

2. We note that you have included the closing price of the common stock on the Pink Sheets Electronic Quotation Service on the prospectus cover page, but have not included a fixed offering price of the securities as required by Item 501(b)(3) of Regulation S-K and Schedule A. This appears to be the functional equivalent of an initial public offering by the company after deregistering your securities in 2010. For initial public offerings that are to be conducted by selling shareholders, we will not object to reliance upon Rule 415(a)(1)(i) and a plan to distribute at a fluctuating market price after admission of your

shares to the OTCBB or an exchange, if you state a fixed offering price that will be applicable prior to such admission. Please revise accordingly.

3.   Please disclose on the cover page and in the prospectus summary the amount of the total voting power currently held by current affiliates and insiders of the company. This appears to be key information regarding the corporate control of your company that should be disclosed prominently.

Prospectus Summary, page 1

4.   Please explain your statement that you are a "proven provider" of product lifecycle management solutions and provide supplemental support for your statement.

5.   Consider disclosing the website address of the company in the prospectus. See Item 101(e)(3) of Regulation S-K.

Corporate History and Information, page 2

6.   We note that you filed a Form 15 on August 16, 2010 in order to deregister your common stock under the Securities Exchange Act of 1934, but you indicate that you expect to file a Form 8-A with the SEC registering your common stock in connection with this registration statement. Please tell us, with a view toward disclosure, why you intend to register your common stock less than one year after deregistering it under the Exchange Act.

Risk Factors, page 3

7.   Please revise the introductory paragraph to eliminate the disclaimer suggesting that you have omitted risks of which you are not currently aware or immaterial. We will not object if you state that this section includes risks you consider material of which you are currently aware.

Failure to comply with financial covenants in our loan agreement could adversely affect us, page 4

8.   Please expand this risk factor to disclose that you have previously defaulted on debt payments. Specifically, you stated that the company failed to make the scheduled loan payments in 2010 in accordance with your loan agreements with Greenleaf, which triggered a default on the debt.

Plan of Distribution, page 10

9.   We note that three of your executive officers and directors purchased securities in the private placement on March 11, 2011 and that these executive officers and directors are

now offering the shares in this offering as selling shareholders. We also note that a portion of the proceeds of the private placement was used toward settlement of the company's outstanding debt held by Greenleaf, a company that hired Mr. Mullaney to assist it in its effort to sell its debt and equity position in the company to potential buyers, several of which were ultimately identified by Mr. Mullaney. Given the interests of the executive officers and directors and the proceeds thereof, please provide us with your analysis as to whether any of these executive officers and directors should be named as underwriters, rather than stating that they "may be deemed to be underwriters." Refer to Section 2(a)(11) of the Securities Act.

Market for Our Common Stock and Related Shareholder Matters, page 16

10.   It appears from news articles that your common stock has undergone a symbol change on the Pink Sheets and that the ticker symbol "SOFT.PK" has been changed to "SOFTD.PK" effective June 8, 2011. Please disclose this change in the prospectus.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 25

11.   Please revise to state the current rate at which you are using capital in operations. Indicate whether the rate at which cash has been used in operations in the recent periods is consistent with your expectations regarding capital requirements during the next 12 months. Explain any known future trend or any known events that will cause your future capital requirements to vary from historical ones. Address any material costs associated with becoming a publicly reporting company and how you intend to pay for such expenses. Although we note your disclosure on page 7 that you cannot estimate accurately those costs and expenses at this time, provide an estimate based on historical periods and explain whether you expect these costs and expenses to differ materially. See Item 303(a)(1) and (2) of Regulation S-K, and Instructions 2 and 5 thereto. See also SEC Release Nos. 33-6835 and 33-8350.

Management

Directors and Executive Officers, page 27

12.   Please provide chronologically complete information regarding the employment history of Robert B. Anthonyson and Hank Nelson during the past five years. It is unclear whether Mr. Anthonyson is currently employed by AVID Systems and what years Mr. Nelson worked at each of his prior places of employment. See Item 401(e) of Regulation S-K.

Executive Compensation, page 29

13.   Please disclose whether you have written employment agreements with each of your executive officers and, if so, what consideration you have given to filing the agreements as exhibits to the registration statement. Also explain why you have not disclosed the material terms of the employment arrangement with Amy McGuire, your Chief Financial Officer, in the prospectus.

Certain Relationships and Related Transactions

Transactions with Joseph P. Mullaney, page 34

14.   Please disclose the material terms of the advisory agreement between Joseph Mullaney and Greenleaf, including the amount of payments received or to be received by Mr. Mullaney in connection with his services to identify potential buyers of the company's debt and equity.

Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firms, page F-1

15.   We note that you changed accountants subsequent to the completion of the fiscal 2009 audit. Please revise to provide the disclosures required by Item 11(i) of Form S-1 and Item 304 of Regulation S-K. Please also see Section 111, Item 304 of our Compliance and Disclosures Interpretations for Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Note I. Subsequent Events, page F-15

16.   We note that you sold the assets and liabilities related to your AMT product line in May 2011 for $250,000 in cash and $162,500 in note receivable. Please tell us when you met the held for sale criteria described in ASC 360-10-45-9 and if you intend on reporting this sale as discontinued operations pursuant to ASC 205-20-45. Also, tell us if you considered providing pro forma financial statements for this disposal. In your response, please tell us income/(loss) before taxes for AMT for each period presented.

17.   We also note that you completed the "recapitalization transaction" on March 11, 2011. Please tell us how you intend to account for the transaction and the accounting literature you considered.

Exhibits

18.   Please tell us whether you plan to file the Security and Pledge Agreement between Joseph Mullaney and the lender and the Intellectual Property Security Agreement between each

subsidiary guarantor and the lender. It appears that these agreements may be material to an understanding of the terms of the financing arrangement with One Conant Capital, LLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to me at (202) 551-3453. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Advisor

cc: Via Email
        Matthew J. Gardella, Esq.
        Edwards Angell Palmer & Dodge LLP